STATEMENT OF INVESTMENTS

Dreyfus Premier GNMA Fund, Inc.

July 31, 2007 (Unaudited)

Bonds and Notes--112.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--4.8%				
Daimler Chrysler Auto Trust,				
Ser. 2006-A, Cl. A3	5.00	5/8/10	6,880,000	6,869,946
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. A4	4.38	1/15/10	8,000,000	7,945,716
Ford Credit Auto Owner Trust,				
Ser. 2006-A, Cl. A3	5.05	3/15/10	3,000,000	2,995,605
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. A2A	5.42	4/15/10	7,000,000	7,011,451
USAA Auto Owner Trust,				
Ser. 2004-2, Cl. A4	3.58	2/15/11	2,484,503	2,468,411
USAA Auto Owner Trust,				
Ser. 2005-4, Cl. A3,	4.83	4/15/10	6,644,083	6,630,541
WFS Financial Owner Trust,				
Ser. 2003-4, Cl. C	3.02	5/20/11	318,141	316,787
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. C	3.60	2/17/12	2,019,970	1,996,488
				36,234,945
Asset-Backed Ctfs./Credit Cards--2.3%				
Chase Issuance Trust,				
Ser. 2007-A4, Cl A4	5.32	4/16/12	5,250,000 a	5,249,956
Chase Issuance Trust,				
Ser. 2007-A1, Cl. A1	5.34	3/15/13	7,000,000 a	7,002,116
MBNA Credit Card Master Note				
Trust, Ser. 2003-A9, Cl. A9	5.45	2/15/11	5,250,000 a	5,258,578
				17,510,650
Asset-Backed Ctfs./Home Equity Loans--4.0%				
Accredited Mortgage Loan Trust,				
Ser. 2006-1, Cl. A1	5.38	4/25/36	1,313,244 a	1,313,042
Citicorp Residential Mortgage				
Securities, Ser. 2007-2,				
Cl. A1A	5.98	6/25/37	6,914,006 a	6,917,399
Citigroup Mortgage Loan Trust,				
Ser. 2007-AHL1, Cl. A2A	5.36	12/25/36	2,878,237 a	2,876,199
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M5	6.92	9/25/37	875,000	825,920
Equivantage Home Equity Loan				
Trust, Ser. 1997-1, Cl. A4	7.78	3/25/28	791,410 a	788,398
Federal National Mortgage				
Association, Whole Loan,				
Ser. 2001-W1, Cl. AF6,	6.90	7/25/31	2,476,236 a	2,466,822
GE Capital Mortgage Services,				
Ser. 1999-HE1, Cl. A7	6.27	4/25/29	1,059,527	1,055,416
J.P. Morgan Mortgage Acquisition,				
Ser. 2007-HE1, Cl. AF1	5.42	4/1/37	7,195,061 a	7,189,290
J.P. Morgan Mortgage Acquisition,				
Ser. 2007-CH1, Cl. MF2	5.84	11/25/36	2,325,000 a	2,166,369
Morgan Stanley ABS Capital I,				
Ser. 2007-HE2, Cl. A2A	5.36	1/25/37	4,492,942 a	4,490,402
				30,089,257
Commercial Mortgage Pass-Through Ctfs.--.7%				
Bayview Commercial Asset Trust,				
Ser. 2006-SP2, Cl. A	5.60	1/25/37	2,684,170 a,b	2,684,170
Goldman Sachs Mortgage Securities				

Corporation II, Ser. 2007-EOP,				
Cl. F	5.80	3/6/20	2,275,000 a,b	2,260,781
				4,944,951

Residential Mortgage Pass-Through Ctfs.--5.0%

Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2005-31, Cl. 2A1	5.51	1/25/36	1,342,845 a	1,337,399
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	3,500,000 a	3,492,461
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	5,323,728	5,360,976
GSR Mortgage Loan Trust,				
Ser. 2004-12, Cl. 2A2	3.55	12/25/34	5,308,891 a	5,417,468
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25, Cl. 4A2	6.15	9/25/36	1,402,404 a	1,416,404
J.P. Morgan Alternative Loan				
Trust, Ser. 2007-A1, Cl. 1A2A	5.38	3/25/37	4,973,752 a	4,974,062
J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	3,500,000 a	3,490,433
J.P. Morgan Mortgage Trust,				
Ser. 2003-A1, Cl. 1A1	4.34	10/25/33	5,138,021 a	5,047,875
J.P. Morgan Mortgage Trust,				
Ser. 2005-A7 Cl. 1A2	4.99	10/25/35	1,925,000 a	1,899,850
JP Morgan Mortgage Trust,				
Ser. 2007-A1, Cl. 3A1	5.01	7/20/35	3,259,549 a	3,225,324
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	2,225,000 a	2,169,175
				37,831,427

U.S. Government Agencies--.9%

Federal National Mortgage				
Association, Notes	5.75	8/3/09	6,575,000	**6,574,868**

U.S. Government Agencies/Mortgage-Backed--93.5%

Federal Home Loan Mortgage Corp.:				
5.00%, 3/1/20			1,072,957	1,041,615
5.5%			15,635,000 c	15,099,986
Federal National Mortgage Association:				
6.00%			33,820,000 c	33,785,997
Gtd. Pass-Through Ctfs.,				
Ser. 2003-49, Cl. JE,				
3.00%, 4/25/33			1,365,939	1,193,669
Pass-Through Ctfs.,				
Ser. 2004-58, Cl. LJ,				
5.00%, 7/25/34			4,385,304	4,355,089
Government National Mortgage Association I:				
5.50%			13,800,000 c	13,444,098
6.00%			46,805,000 c	46,739,005
6.50%			42,915,000 c	43,659,688
5.00%, 5/15/33 - 10/15/35			62,194,532	59,379,447
5.50%, 6/15/20 - 10/15/35			150,545,393	147,076,066
6.00%, 10/15/19 - 5/15/37			97,908,310	97,901,365
6.50%, 9/15/08 - 6/15/32			5,471,446	5,587,485
7.00%, 11/15/22 - 12/15/22			17,508	18,273
7.50%, 2/15/17 - 5/15/26			7,198,910	7,535,027
8.00%, 4/15/08 - 12/15/22			3,193,904	3,372,823
8.50%, 7/15/08 - 12/15/22			2,796,383	2,998,302
9.00%, 1/15/19 - 12/15/22			2,273,862	2,448,967
9.50%, 3/15/18 - 1/15/25			599,580	655,005
Ser. 2004-43, Cl. A, 2.82%,				
12/16/19			801,699	774,164

Ser. 2005-34, Cl. A, 3.96%, 9/16/21	3,190,174	3,135,103
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	4,154,073	4,074,435
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	3,185,024	3,102,787
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	8,845,103	8,686,559
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	385,045	378,460
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	2,405,857	2,369,565
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	2,736,318	2,688,542
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	3,173,010	3,125,764
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	3,998,225	3,934,814
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	1,113,587	1,095,112
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	4,260,000	4,268,045
Government National Mortgage Association II:		
5.00%, 9/20/33 - 1/20/36	58,699,156	55,654,715
5.38%, 4/20/30 - 6/20/32	4,269,602 a	4,320,854
5.50%, 7/20/30 - 1/20/36	77,980,655 a	76,165,740
5.75%, 9/20/27	10,523 a	10,650
6.00%, 12/20/28 - 2/20/36	29,937,962	29,906,501
6.38%, 2/20/27	18,019 a	18,218
6.50%, 5/20/31 - 7/20/31	2,321,381	2,373,612
7.00%, 4/20/24 - 4/20/32	12,019,606	12,529,795
7.50%, 9/20/30	165,186	172,394
9.00%, 7/20/25	133,996	144,518
9.50%, 9/20/17 - 2/20/25	124,929	135,362
		705,357,616
U.S. Treasury Bonds--.5%		
4.75%, 2/15/37	3,600,000 d	**3,505,504**
U.S. Treasury Notes--.9%		
4.00%, 6/15/09	454,000 e	449,531
4.50%, 2/15/16	6,080,000 f	5,965,526
		6,415,057
Total Bonds and Notes		
(cost $862,437,277)		**848,464,275**

	Face Amount Covered by	
Options--.2%	Contracts ($)	Value ($)
Call Options--.2%		
3-Month Floor USD Libor-BBA Interest Rate, June 2009 @ 4.00	37,500,000	31,988
3-Month USD Libor-BBA, Swaption	14,000,000	702,044
3-Month USD Libor-BBA, Swaption	21,160,000	1,048,224
		1,782,256
Put Options--.0%		
3-Month Capped USD Libor-BBA Interest Rate, January 2008 @ 6.00	73,000,000	12
U.S. Treasury 10-Year Note August 2007 @104.50	35,300,000	11,031

		11,043
Total Options		
(cost $1,720,946)		**1,793,299**

Short-Term Investments--4.8%	Principal Amount ($)	Value ($)
U.S. Government Agencies		
Federal National Mortgage		
Association 5.12%, 9/13/07	11,000,000	10,932,729
Federal National Mortgage		
Association 5.14%, 9/19/07	10,000,000	9,929,971
Federal National Mortgage		
Association, 5.13%, 8/14/07	15,000,000	14,972,212
Total Short-Term Investments		
(cost $35,834,912)		**35,834,912**

Other Investment--.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $6,155,000)	6,155,000 g	**6,155,000**

Investment of Cash Collateral for Securities Loaned--2.9%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $21,569,698)	21,569,698 g	**21,569,698**
Total Investments (cost $927,717,833)	**121.3%**	**913,817,184**
Liabilities, Less Cash and Receivables	**(21.3%)**	**(160,526,399)**
Net Assets	**100.0%**	**753,290,785**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these
securities amounted to $4,944,951 or 0.7% of net assets.

c   Purchased on a forward commitment basis.

d   Purchased on a delayed delivery basis.

e   All or partially held by a broker as collateral for open financial futures positions.

f   All or a portion of this security is on loan. At July 31, 2007, the total market value of the fund's securities on
loan is $20,940,914 and the total market value of the collateral held by the fund is $21,569,698.

g   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 7/31/2007 ($)
Financial Futures Long				
U.S. Treasury 10 year Notes	276	29,648,437	September 2007	210,703
Financial Futures Short				
U.S. Treasury 5 year Notes	178	(18,773,438)	September 2007	(244,750)
				(34,047)